SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 000-21742

Acergy S.A.
(Translation of registrant’s name into English)

c/o Acergy M.S. Limited 200 Hammersmith Road London, W6 7DL England
(Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

   If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated April 7, 2010, whereby Acergy S.A. (the “Company”) announced today the publication of materials for the 2010 Annual General Meeting (AGM) (the “Meeting”) including the Notice of Meeting to be held on Friday May 28, 2010 at 2pm local time.

The Annual General Meeting of Shareholders will be held on Friday May 28, 2010 at 2:00 p.m. (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg. Shareholders of record at the close of business on Monday March 29, 2010 will be entitled to vote at the Meeting.

If the Annual General Meeting of Shareholders approve the proposed payment of dividend of USD $0.23 per Common Share, the Shareholders who will be entitled to such dividend will be those who are Shareholders of record as of Thursday June 3, 2010. In such case the first trading date ex-dividend will be Tuesday June 1, 2010 and the date of payment of dividend will be Friday June 18, 2010 and Wednesday June 23, 2010 for holders of our ADSs.

The AGM materials are attached to this announcement and can be found on the Acergy website: www.acergy-group/public/2010AGM

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 respectively, are the following materials regarding the Meeting:

99.2	Chairman’s letter dated April 7, 2010 inter alia advising of Annual General Meeting.

99.3
Notice of Annual General Meeting dated April 7, 2010, with (i) Annual Accounts for the fiscal year ended November 30, 2009 (including Directors’ Report and the Independent Auditor’s Report) and (ii) biographies of Director nominees.

99.4	Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Acergy S.A.

99.7	Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on April 7, 2010 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 29, 2010.

The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and above materials furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements include, but are not limited to, statements as to the payment of and value of a dividend.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: April 8, 2010	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac
Title: Chief Executive Officer

Exhibit Index

99.1	Press Release dated April 7, 2010 announcing Acergy S.A. Notice of Annual General Meeting.

99.2	Chairman’s letter dated April 7, 2010 inter alia advising of Annual General Meeting.

99.3
Notice of Annual General Meeting dated April 7, 2010, with (i) Annual Accounts for the fiscal year ended November 30, 2009 (including Directors’ Report and the Independent Auditor’s Report) and (ii) biographies of Director nominees.

99.4	Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Acergy S.A.

99.7	Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).